Exhibit 4.1

March 25, 2013

[Warrantholder]

[Address]

[Address]

[Address]

Re:	The Goldman Sachs Group, Inc. – Warrant No. GS-0[ ]

Ladies and Gentlemen:

Reference is made to Warrant No. GS-0[            ] (the “Warrant”), issued on October 1, 2008, to [warrantholder] (the “Warrantholder”), to purchase [number] of shares of Common Stock of The Goldman Sachs Group, Inc. (the “Corporation”). Capitalized terms used but not defined in this letter agreement have the meanings set forth in the Warrant. Pursuant to Section 16 of the Warrant, the Corporation and the Warrantholder hereby agree as follows:

1.	The Warrant is hereby amended (subject to Section 4 hereof) by:

(a)	inserting the following definitions in Section 1 of the Warrant in alphabetical order:

(i)	“Aggregate Exercise Price” means the total number of shares issuable upon exercise of this Warrant multiplied by the Exercise Price.

(ii)	“Average Closing Price” means the arithmetic mean of the Market Price on each of the ten consecutive trading days immediately prior to (but excluding) October 1, 2013.

(iii)	“Stock Issue Date” means the third business day following October 1, 2013 (or such earlier date as the Corporation may select).

(iv)	“trading day” means a day on which shares of Common Stock trade regular way on the New York Stock Exchange.

(b)	replacing Section 3 of the Warrant, in its entirety, with the following:

3. Exercise of Warrant; Term. Subject to Section 2, to the extent permitted by applicable laws and regulations, the right to purchase the Shares represented by this Warrant will be exercised at 5:00 p.m., New York City time, October 1, 2013 (the “Exercise Time”), unless the Warrantholder informs the Corporation prior to such time that it does not intend to exercise the Warrant. The Warrantholder agrees to surrender this Warrant on or prior to the Exercise Time at the principal executive office of the Corporation located at 200 West Street, New York, NY 10282 (or such other office or agency of the Corporation in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Corporation). Payment of the Exercise Price for the Shares thereby purchased will be made by having the Corporation withhold, from the shares of Common Stock that would otherwise be delivered to the Warrantholder upon such exercise, a number of shares of Common Stock equal to the Aggregate Exercise Price divided by the Average Closing Price.

Notwithstanding anything in this Warrant to the contrary, the Warrantholder hereby acknowledges and agrees that its exercise of this Warrant is subject to the condition that the Warrantholder will have first received any applicable Regulatory Approvals.

(c)	replacing the first sentence of Section 4 of the Warrant with the following:

Certificates for Shares issued upon exercise of this Warrant will be issued in such name or names, or such Shares shall be issued in book-entry form, in each case as the Warrantholder may designate and will be delivered to such named Person or Persons and in such form on the Stock Issue Date.

(d)	replacing the third sentence of Section 4 of the Warrant with the following:

The Corporation agrees that the Shares so issued will be deemed to have been issued to the Warrantholder at the Exercise Time, notwithstanding that the stock transfer books of the Corporation may then be closed or certificates representing such Shares may not be actually delivered on such date.

(e)	replacing Section 5 of the Warrant, in its entirety, with the following:

5. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Average Closing Price multiplied by the appropriate amount for such fractional Shares.

(f)	Adding the following sentence to the end of Section 8(B) of the Warrant:

In addition, the Warrantholder agrees not to Transfer (as defined in the Purchase Agreement) the Warrant Shares until the first trading day following the Corporation’s announcement of its results of operations for the third quarter of 2013.

2.	This letter agreement constitutes part of the Warrant and shall be surrendered with the Warrant pursuant to clause (A) of Section 3 of the Warrant. On or prior to the Stock Issue Date, the Corporation shall provide the Warrantholder with a summary of the calculation of the number of shares of Common Stock withheld as payment of the Exercise Price.

3.	The parties hereby agree that this amendment will become effective only if the Corporation informs the Warrantholder that the Board of Governors of the Federal Reserve System has approved or has stated that it has no objection to the net share settlement of the Warrant.

Except as provided herein, the Warrant shall remain in full force and effect and shall not be affected by this amendment. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

Please confirm that the foregoing is in accordance with your understanding by signing and returning a copy of this letter, which shall thereupon constitute a binding agreement.

Very truly yours,

THE GOLDMAN SACHS GROUP, INC.

By:
Name:
Title:

Confirmed and Accepted

as of March 25, 2013

[WARRANTHOLDER]

By:
Name:
Title: